UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-30347

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Curis, Inc.

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 61 Moulton Street

City, state and zip code: Cambridge, MA 02138

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Form 10-Q for the third quarter cannot be filed on or prior to the November 9, 2005 due date without unreasonable effort or expense. The Company has recently concluded that it made accounting errors in prior periods, as addressed in Accounting Principles Board Opinion No. 20 – Accounting Changes, because: (1) it prematurely recorded accounts receivable within the assets section of its Balance Sheet as well as an offsetting amount to its deferred revenues within the liabilities section of its Balance Sheet in connection with a collaboration agreement executed in 2003; and (2) it used the contractually negotiated price rather than the closing market price to calculate the value of common shares sold in connection with two of its collaboration agreements. The Company’s financial statements to be included in the Quarterly Report on Form 10-Q are not complete because, although the Company has worked diligently to complete its assessment of the materiality of these errors, the Company has not yet determined whether it is required to restate its financial statements for certain prior periods or correct these errors with a cumulative adjustment in the Quarterly Report on Form 10-Q.

The first error occurred when the Company mistakenly treated two $2 million annual maintenance payments payable under its June 2003 Genentech collaboration as Accounts Receivable. The Company has determined that there were contingencies relating to its receipt of each payment and, therefore, these amounts should not have been reflected in its Balance Sheet until the cash payments were received. As a result of the error, the Company’s Balance Sheet reflected excess Accounts Receivable in the amount of $4 million in Q3 2003. As the contingencies expired, the receivable balances were paid and the overstatement of Accounts Receivable declined to $2 million in Q2 2004 and to $0 at year-end 2004. By the end of 2004, therefore, this error had corrected itself and the Company’s balance sheet was correct with respect to these contingent payments. The Company’s Balance Sheet also reflected excess Deferred Revenue during those periods in like amounts. This error had no effect on the Company’s Statement of Operations. The errors did not impact cash, cash flow, revenue or income in any period.

The other errors were caused by the Company’s allocation of up-front payments that it received under its June 2003 Genentech collaboration agreement and January 2004 Wyeth collaboration agreement. In both of these collaborations, the Company received contractually specified payments in consideration for granting to each such collaborator an exclusive license to specific technologies and issuing to each such collaborator shares of the Company’s common stock. In both cases, the Company initially was required to allocate this aggregate up-front payment for common stock and license fees to the Equity and Deferred Revenue line items in its Balance Sheet. In each case, the Company calculated the value of the common stock using the negotiated price (which was less than the closing market price on the agreement date). Because of this, it allocated too little of the payment to Equity and too much to Deferred Revenue. These errors did have some effect on both the Company’s Statement of Operations and its Balance Sheet because, in each case, the Company amortized Deferred Revenue over the life of the agreement to Revenues in its Statement of Operations. Because the amount of Deferred Revenue was too high, the amount recognized as revenue also was too high. These errors did not impact cash or cash flow. As a result of these errors, the Company’s Statement of Operations and Balance Sheet:

	(in $000s)
	2003	2004	Through June 2005
Statement of Operations:

• overstated Revenue	124	233	104

Balance Sheet:

• understated APIC	(1,491)	(1,629)	(1,629)

• overstated Deferred Revenue	1,367	1,217	1,167

The errors were discovered in connection with an ordinary review of the Company’s most recent annual report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005 by the staff of the Corporation Finance Division of the United States Securities and Exchange Commission. The Company does not believe that the review has identified any other accounting errors. The Company currently is considering whether a restatement is required to correct these errors. Once that conclusion is reached, the Company will be able to file its Form 10-Q, as well as any amendments to previous filings required as a result of that conclusion.

This Form 12b-25 – Notification of Late Filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this release are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and other similar expressions help identify forward-looking statements. In particular, the statements regarding the possible filing of restated financial statements and statements relating to the Company’s expected completion of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 are forward-looking statements. These forward-looking statements involve important risks and uncertainties and are based on current expectations, assumptions, estimates and projections, including with respect to the Company’s financial statements, business and operations. Such risks and uncertainties include, but are not limited to, the Company’s ability to complete the assessment of whether it may be required to restate its financial statements described above on a timely basis, the results of such assessment and the Company’s ability to timely file the Quarterly Report on Form 10-Q, and any amendments to previous filings required as a result of that assessment once such conclusion is reached, as well as the risk factors set forth under the heading “Factors That May Affect Future Results” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 which is on file with the Securities and Exchange Commission . The forward-looking statements in this Form 12b-25 represent the Company’s estimates as of the date of this Form. The Company specifically disclaims any obligation to update these forward looking statements in the future as a result of changed circumstances. These forward-looking statements should not be relied upon as representing the Company’s estimates as of any date after the date of this Form.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Michael Gray, Vice President of Finance and Chief Financial Officer, 617-503-6500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes             ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes            ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the factors discussed above in Part III – Narrative, the Company is not able to provide a reasonable estimate of the amount of any changes pending finalization of the financial statements of the Company.

Curis, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2005

By:      /s/ Michael P. Gray

Name:  Michael P. Gray

Title:    Vice President of Finance and

             Chief Financial Officer

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